Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 26, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 21, 2026, The Nasdaq Stock Market (the "Exchange") received from Innovative Digital Investors Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Units, each consisting of one share of common stock, $0.0001 par value per share, and three-quarters of one redeemable warrant

Common stock, $0.0001 par value per share

Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b)/A concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi